Exhibit 21.1

List of Subsidiaries

Name	State of Organization

Lonestar Resources America Inc.	Delaware

LNR America Inc.	Delaware

Lonestar Resources, Inc.	Delaware

Lonestar Operating LLC	Texas

Amadeus Petroleum Inc.	Texas

T-N-T Engineering, Inc.	Texas